Exhibit 99.1

Ossen Innovation Announces Voting Results of the Special Meeting of Shareholders

SHANGHAI, January 18, 2018 /PRNewswire/ -- Ossen Innovation Co., Ltd. (the “Company”) (Nasdaq: OSN), a China-based manufacturer of an array of plain surface, rare earth and zinc coated pre-stressed steel materials, is pleased to announce the final voting results for the proposal considered at the Company’s special meeting that was held on January 17, 2018 (the “Meeting”). At the Meeting, the Company’s shareholders approved the amended terms of the Company’s proposed acquisition of American-Asia Diabetes Research Foundation.

A total of 17,570,262 ordinary shares, representing approximately 88.8% of the Company’s issued and outstanding ordinary shares, were represented at the Meeting. Dr. Tang abstained from voting all of the 11,850,000 shares he holds, as previously disclosed by the Company.

The final voting results for the proposal to approve a share exchange agreement and related transactions providing for the acquisition by the Company of 100% of the outstanding capital stock of American-Asia Diabetes Research Foundation, a California corporation, in exchange for 81,243,000 of the Company’s ordinary shares were as follows:

For	Against	Abstain
5,650,515	69,747	11,850,000

The ordinary shares voted in favor of the proposal submitted at the Meeting include both (i) a majority of all of the issued and outstanding ordinary shares of the Company as of the record date other than the shares held by Dr. Tang and (ii) a majority of all of the issued and outstanding ordinary shares of the Company as of the record date other than shares held by Dr. Tang, Fascinating Acme Development Limited and Gross Inspiration Development Limited. Each of Fascinating Acme Development Limited and Gross Inspiration Development Limited may be deemed to be an affiliate of the Company and each holds 600,000 ordinary shares of the Company.

The closing of the transaction, as well as the closing of the sale of the Company’s current business to Dr. Tang, which transaction was previously approved by the Company’s shareholders, is conditioned upon the approval of the initial listing application of America-Asia Diabetes Research Foundation by Nasdaq.

About America-Asia Diabetes Research Foundation

America-Asia Diabetes Research Foundation is a California corporation which conducts its business through its subsidiary, San MediTech (Huzhou) Co., Ltd. San MediTech, based in Huzhou City, China, engages in the research, development and marketing of glucose control products. San MediTech's proprietary DGMS provides continuous, real-time monitoring of glucose level in diabetes patients, with two patents granted in China and several patents pending both in China and the U.S. DGMS has been approved by the China Food and Drug Administration and has entered into clinical trials in the U.S. for DGMS. For more information about San MediTech, please visit: www.sanmeditech.com.

About Ossen Innovation Co., Ltd.

Ossen Innovation Co., Ltd. manufactures and sells a wide variety of plain surface pre-stressed steel materials and rare earth coated and zinc coated pre-stressed steel materials. The Company's products are mainly used in the construction of bridges, as well as in highways and other infrastructure projects. Ossen has two manufacturing facilities located in Ma'anshan, Anhui Province, and Jiujiang, JiangxiProvince.

Safe Harbor Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on Form 20-F, as amended. All information provided in this press release is as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

Wei Hua, Chief Executive Officer
Email: int.tr@ossengroup.com
Phone: +86-21-6888-8886
Web: www.osseninnovation.com